Given Imaging
Third Quarter 2007 Earnings Results Conference Call
November 1, 2007
9:00 a.m. ET

Operator: Good morning and welcome ladies and gentlemen to the Given Imaging third quarter 2007 conference call. Today’s call is being recorded. All participants are in a “listen only” mode. At this time I’d like to turn the call over to Mr. David Carey of Lazar Partners. Please go ahead sir.

David Carey: Good morning and thanks for joining us. Before we begin, I’d like to read the following regarding forward-looking statements.

During the course of this conference call, the company may make projections or other forward-looking statements regarding future events of the financial performance of Given Imaging.

We wish to caution you that such statements reflect only the company’s current expectations, and the actual events or results may differ materially.

You are kindly referred to the risk factors and cautionary language contained in the documents that the company files with the Securities and Exchange Commission; including the company’s annual report on form 20-F filed May 16, 2007. The company undertakes no obligations to update any projections or forward-looking statements in the future.

In today’s call, the company will make reference to certain non-GAAP financial measures including adjusted net income, adjusted net income per share, adjusted EBITDA, and adjusted operating expenses. The reconciliation of these non-GAAP measures to the most directly comparable GAAP measures can be found in the company’s third quarter earnings release, which is posted on the website.

I’ll now turn the call over to Homi Shamir, President and CEO of Given Imaging. Please go ahead.

Homi Shamir: Thank you David.

Hello everyone and thanks for joining us today to review our third quarter 2007 financial results.

As most of you have seen in our press release issued yesterday, we achieved worldwide revenue growth of 15 percent in the third quarter compared to the same period last year. Third quarter revenues were below our expectations, and we attribute this to the following:

First is the delay in our plan to bring PillCam COLON to the U.S. market this year as a result of our ongoing discussions with the FDA regarding clearance of PillCam COLON.

Second is the delay associated with receiving a monetary code for PillCam SB in France which we now estimate will occur in the first half of 2008;

And third is a shortfall in sales in one of our USA regions. In this case, we’ve already taken action to address this operational issue.

As a result, we’ve decided to revise our revenue guidance for 2007. We now expect revenues to be in the range of $109 - $112 million, which represents growth of 15% – 18% compared to 2006.

If we look at the bottom line, the story is positive. I’m pleased to report another consecutive quarter of strong earnings growth. GAAP net income in the third quarter was $1.7 million or $0.05 per share, a 123% increase compared to the third quarter of last year. Excluding patent infringement litigation expenses and compensation expenses related to the adoption of FAS123, on a non-GAAP basis net income for third quarter was $4.7 million or $0.15 per share, a 153% increase compared to the same period in 2006.

We are reaffirming our Net Income and EPS guidance for full year 2007, which is GAAP, fully-diluted earnings per share in the range of $0.21 to $0.31, and non-GAAP, fully-diluted earnings per share in the range of $0.34 to $0.44. Note that GAAP net income and EPS guidance excludes the effect of patent litigation expenses.

I’d like now to review the progress we’ve made in our three geographic regions this quarter.

In the Asia/Pacific region, which includes Australia, Japan and the rest of Asia, revenues increased by 89 percent to $3.4 million. The increase was primarily due to initial sales of workstations and PillCam SB capsules to early adaptors in Japan.

The big news in this region was our formal sales launch in October with our partner Suzuken. In addition, Japan DDW took place two weeks ago and PillCam SB generated a great deal of interest among attendees. We are pleased with the progress that is being made so far. With reimbursement now in place for the entire adult population as of the first of October, we expect sales in Japan to ramp up steadily as Suzuken reps continue to target early adaptor hospitals.

In the EMEA region, which consists of Europe, the Middle East and Africa, revenues increased by nearly 20 percent.

This week, we had a strong presence at the annual UEGW conference in Paris. Our focus at UEGW this year was expanding physician awareness of PillCam COLON and the anticipated PillCam SB reimbursement in France. On Tuesday, we hosted a PillCam COLON symposium and we were very pleased with the attendance. Interim data from an eight-center, six country European study was presented which showed promising results for PillCam COLON. With nearly 330 patients when fully enrolled, this study represents the largest prospective study ever of any of our PillCam products.

As I mentioned in our press release, reimbursement for PillCam SB in France is taking longer than we originally anticipated. Based on our recent conversations with the French authorities, we now expect the code will go into effect in the first half of 2008. Once effective, France’s 60 million citizens will be eligible for reimbursement for PillCam SB procedures.

In the Americas region, revenues increased by 6 percent over the same quarter in 2006 while PillCam sales increased by 11 percent.

In mid-October, we participated in the American College of Gastroenterology’s Annual Scientific Meeting in Philadelphia. At ACG, we showcased our next generation PillCam products including PillCam SB 2, PillCam ESO 2 and RAPID 5 software, which we plan to launch this month. We are very pleased with the interest and feedback we received from physicians who attended this meeting.

Expanding PillCam ESO reimbursement in the U.S. is a priority and we continue to reach out to payers to secure reimbursement coverage. We were very pleased to announce that National Government Services, a Medicare part B carrier will begin reimbursing for PillCam ESO for the esophageal varices indication.
As of December 1, a total of 13 million individuals will be eligible to be reimbursed for PillCam ESO, and our field force along with InScope’s are actively working with physicians to educate them about new policy changes.

Thanks and I’ll now turn the call over to Yuval Yanai, our CFO, who will provide additional details on our third quarter results.

Yuval Yanai: Thanks Homi.

I’d like to take a moment to clarify our GAAP EPS guidance for you which we reaffirmed in our press release yesterday. In February this year, we provided GAAP EPS guidance in the range of $.21 to $.31 per share. These figures do not include patent litigation expenses because at that time we were unable to estimate the amount. To be consistent with our guidance, we are reaffirming these estimates on the same basis meaning that guidance does not include patent litigation expenses. I understand that this is not a pure GAAP measure, however, we wanted to be sure that we do not confuse you and therefore elected to reaffirm on this basis.

And now to the quarterly results. In the third quarter, we achieved sales of $27.7 million. 66% of sales were from the Americas region, 22% from EMEA and 12% from the Asia/Pacific region.

We sold 46,300 PillCam capsules in this quarter, an increase of 11% over the third quarter of last year. Approximately 75% or 34.5 thousand capsules were sold in the Americas, 8.7 thousand or 19% were sold in the EMEA region and 3,000 or 6% were sold in Asia/Pacific.

Worldwide reorders of PillCam SB increased by 4% this quarter to 42.3 thousand capsules from 40.7 thousand in the third quarter of 2006. PillCam reorders in the Americas increased 7.4%, EMEA increased 13.5% while Asia/Pacific increased 58%. As of September 30th, we have cumulatively sold approximately 600,000 PillCam SB capsules worldwide.

In terms of revenue breakdown, PillCam capsule sales accounted for 87% of total revenues, workstations and data recorders accounted for 9% of total revenues and service income accounted for 4%. In the U.S., our primary market, capsule sales accounted for 88% of total U.S. revenues, workstations and data recorders accounted for 8%, and service income accounted for 4%.

Worldwide, we placed 207 systems in the quarter, compared to 118 systems in the third quarter of 2006. 84 workstations, or 41% of total workstations sold this quarter, were sold in the Americas, 23 or 11% were sold in the EMEA region and 100 or 48% were sold in Asia/Pacific. This brings our cumulative system deliveries, worldwide, to slightly under 4,000 of which approximately 2,500 systems are installed in the U.S.

Gross margin in the third quarter of 2007 was 74.3%, compared to 74.8% in the third quarter of ‘06.

On a GAAP basis, the Company reported net income of $1.7 million or $.05 cents per share in the third quarter of 2007, compared to a net income of $741,000 thousand or $.02 cents per share in the third quarter of 2006. The third quarter of 2007 GAAP results include the impact of $1.6 million due to the adoption of FAS 123R. Excluding the impact of this FAS and litigation expenses of $1.4 million, the Company reported a non-GAAP net income of $4.7 million, or $0.15 cents per share on a diluted basis in the third quarter of 2007 compared to a net income of $1.9 million, or $.06 per share in the third quarter of 2006.

Consolidated cash, cash equivalents and marketable securities as of September 30th totaled $103.3 million, up $1 million from $102.3 million as of the end of the previous quarter. In the third quarter of ‘07 we generated $2.0 million from operating activities; we spent approximately $2.9 in investment activities, and generated $1.0 million from financing activities.

A breakdown of the compensation expenses by line item is part of the detailed financial information posted on the investor relations section of our website.

Moderator, you may open the call for questions now.

Operator: Thank you. The question-and-answer session will be conducted electronically. If you would like to ask a question, please do so by pressing the star key followed by the digit one on your touch-tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, if you have any questions, please press star one now.

And we’ll take our first question from Ed Shenkan with Needham and Company, please go ahead.

Ed Shenkan: Thank you. A question on the capsule pricing in the U.S., is it still $450? And what were the ESO revenues in the quarter?

Homi Shamir: Yes, it’s still $450. It’s the same one since we launched the product and we never changed the pricing.

Ed Shenkan: And for ESO in the quarter, what were the revenues? Or can you comment on it?

Homi Shamir: For ESO?

Ed Shenkan: ESO.

Homi Shamir: ESO, a few hundred thousand dollars. OK.

Ed Shenkan: And then you said – you had 100 workstations in Asia Pacific which was very impressive, you know, in the launch quarter. What were the disposable, you know, associated with that? Are you selling a 10 pack with each work station? Are they four packs? You know, maybe you could just walk us through?

Homi Shamir: Yes, we’re selling a 10 pack, Ed

Ed Shenkan: So, with each workstation assume that there was probably at least one 10 pack.

Homi Shamir: Correct.

Ed Shenkan: And as far as your comments about one of the geographies in the U.S. not being performing as well as the others, can you give us any more clarity on that? Is it regards to reimbursement or the sales person or certain accounts? You know what’s going on there?

Yuval Yanai: It’s only related to lower than expected performance from this region and we took the necessary steps in order to rectify the situation.

Ed Shenkan: Can you tell us what steps you took? I mean is it…?

Yuval Yanai: I think that once we said we hope we provided a solution to the situation that should be enough for me. I don’t think that’s going to be appropriate to get into details. But there is nothing that you should be – we should discuss with the investors.

Ed Shenkan: OK. I guess that’s all of the questions, I got. Thanks.

Yuval Yanai: Thanks.

Homi Shamir: Thank you, Ed

Operator: And we’ll take our next question from Amit Hazan with CIBC World Markets, please go ahead.

Angela Woodall: Hi, this is Angela Woodall speaking on Amit’s behalf this morning. I just had one question, actually, about the visibility into future reimbursement. I understand that you give the timeline for the French delay, but also, for SB first line approvals, you know, we were, I think, anticipating a little bit more news and a little bit more action, I guess, on that front this year. And, I’m wondering if you could give us any timeline and perspective into when we can start to expect that to pick up.

Homi Shamir: .Again, in the USA, we are actively working on reimbursement. And sometimes in the reimbursement, it’s not only what you get, it’s also how good is the policy. For example, the NGS policy, as we mentioned earlier, is very pivotal. Not only on what it’s – the language on the ESO, there was a huge improvement in the languages concerning SB, including the big improvement in ICD9 and even other indications. So we are working on that. We know there is things in the pipeline, but again, accept we are working and keep pushing and providing them the information, we need to wait to their timing to publish it.

Angela Woodall: OK. Thank you. And then also for the FDA discussion that are ongoing about the colon clearance, do you have any perception on what time that might come?

Yuval Yanai: No. And I think we better not do it. It’s beyond our control. We have a ((inaudible)) discussion with the FDA. We provide the information they ask. And we have to wait until they come with an answer.

Angela Woodall: OK. That’s fair. Thank you very much.

Yuval Yanai: Thank you.

Operator: And we’ll take our next question from Anmol Ganjoo from Thomas Weisel; please go ahead.

Anmol Ganjoo: Hi. I have a question. Will you just give the geographical split in terms of the top line numbers? Could you just give us any color on what – is there any differential at gross margin or operating margin level across geographies?

Yuval Yanai: We do not provide it on the basis of geographies, but basically, there’s no difference between geographies in terms of profitability. It only depends on whether we sell direct or to distributors.

Anmol Ganjoo: OK. And my second question is, can you just give us any color on the kind of conversations that you’re having with the French authorities? And what do you think the hurdles, there are?

Homi Shamir: The process with the French authority started almost five years ago. They announced about a year ago that they are going to ad capsule endoscopy into the basket of products that are going to be reimbursed. Basically, we have been waiting to them to set up the coding. The coding it’s including the professional fee for the physician and the amount they are going to pay for the capsules. And we were anticipating to happen in this second part of this year. Now we are saying it’s going to be delayed. But, I think the process is in motion. As a matter of fact, we are here in Paris. We had some meetings and, I think, we are on track.

Anmol Ganjoo: OK. And my last question is that ((inaudible)) your EPS guidance despite your ((inaudible)) revenue outlook. Where do you think the margin improvement is coming from?

Yuval Yanai: Which margin?

Anmol Ganjoo: You’re ((inaudible)) your EPS guidance, right?

Homi Shamir: We are not …

Yuval Yanai: No, we haven’t changed our EPS guidance. We affirmed the guidance we provided this February.

Anmol Ganjoo: Yes. But on – for revenues, the outlook is not as healthy, right? On top line, you’re changing guidance?

Yuval Yanai: Yes, we did.

Anmol Ganjoo: So that’s what my question is. That where is the margin improvement is coming from? Because if the EPS is unchanged despite the lower revenue, where is the margin improvement coming from?

Yuval Yanai: Well, I think, like any management when you can see that you have some issues on the top line, you have to make sure that you can preserve at the bottom line. And we took some measures. It’s a matter of priorities what we decide to spare this year or next year. And, I think that the operating expenses are under full control by management and that’s why we were able to maintain our EPS guidance.

Anmol Ganjoo: OK. Any upside risk to the litigation expenses that you spoke about?

Yuval Yanai: No. We are not going to have any news regarding litigation expenses until November of next year when the trial is scheduled to start.

Anmol Ganjoo: Hello?

Yuval Yanai: Yes.

Anmol Ganjoo: OK. Thanks. That’s all for me.

Yuval Yanai: Thank you.

Operator: Once again, if you have any questions, please press star one. Star one for questions. We’ll take our next question from Anthony Petrone from Maxim Group; please go ahead.

Anthony Petrone: Thanks, guys.

Homi Shamir: Hi, Anthony.

Anthony Petrone: How are you, Homi?

Homi Shamir: Real good.

Anthony Petrone: Thank you. Just contribution from Fujinon during the quarter, if you can give us a look into how that went during the quarter, that will be helpful, thanks.

Homi Shamir: Yes, contribution from Fujinon is very – we never disclosed it. And what we really are doing with Fujinon and I keep saying all of the time is we’re concentrating with them first on developing some R&D project. And also, we are working trying to source with them some components. But we announced recently that they are going to distribute our product in China. It’s – have not yet contribute. And again those are not huge numbers. When we think those numbers will come to, when I keep saying to a couple of million dollars, we let you guys know. But those are insignificant numbers.

But again, it’s a number that will help us because we were not so active in China in the past.

Anthony Petrone: OK. Great. And just in terms of colon trials, you know, we showed the data last week. And when will the remaining patients be completed? When will, I guess, that whole trial be actually complete?

Homi Shamir: Yes, those trials is almost in the final stages, OK. And it will be complete shortly. It will be published in DDW.

Anthony Petrone: OK. Great. Thanks, guys.

Homi Shamir: Thank you.

Operator: And we’ll take our next question with Daniel Mallin with WBB Securities, please go ahead.

Daniel Mallin: Hi, guys. I’m just – I’m looking at the supplemental information and I’m trying to – I was wondering if you could help me to make sense of some of the numbers here. You’re reporting PillCam SB and then PillCam SB reorders? Is one the total sales and then the other is due just to sales from the existing workstations?

Yuval Yanai: Yes. Well let me take you through that, because I understand it’s your first conference call with the company. The difference between SB sales and reorders is the number of – let’s say it this way. The reorders is the number of capsules that’s been ordered in a specific order by the existing customers. Because usually, when we sell or we place a system it comes with either 10, 20, 30 or 40 capsules. We don’t count them into what we have as reorders. And the reorder is a measurement for us to understand how customers are using our equipment. So, that’s the difference between the total SB sales and reorders.

Daniel Mallin: Well, I’m just wondering in the third quarter of ’06, you reported PillCam SB is 31,000 and then the reorders was 31,200, is that a typo? Or I’m just wondering how …

Yuval Yanai: Third Quarter ’06 PillCam sales were 41.5 and reorders 38.8.

Daniel Mallin: I’m looking for just Americas.

Yuval Yanai: Just the Americas. I apologize; I don’t have this information in front of me.

Daniel Mallin: Well, I’m also – I’m trying to understand what the numbers are for like Asia Pacific. You had 100 new workstations, which you had suggested earlier you generally place at least 10 pills. So, if you’re showing PillCams SB of 3000 units is that – and then reorders is 1900, is it safe to say that the 2100 other went with those initial 100 workstations.

Yuval Yanai: That’s a reasonable assumption.

Daniel Mallin: So, then if I’m looking at the 1900 for the reorders, is it safe to say that 1900 is – you know, if I divide by the installed base at the beginning of the quarter, say 470 divided by 100, then I get something indicative to a reorder utilization rate.

Yuval Yanai: No, you cannot because we are on a penetration rate in Japan. Although, usually we deliver with every system one 10 pack. Sometimes we have customers that they buy a new system without 10 packs and vice versa. I think, because numbers are small here every extrapolation may be misleading.

Daniel Mallin: OK. That’s all I have. Thank you very much.

Yuval Yanai: Thank you.

Male: Thank you.

Operator: Once again, if you have a question, please press star one. Star one for questions. And we’ll take a follow up from Amit Hazan with CIBC World Markets; please go ahead.

Angela Woodall: Hi, I just wanted to ask, again, if the Japan system sales that you reported this quarter should be about what to expect to in coming quarters, where if you could provide some color on what type of ramp up growth rate you expect.

Yuval Yanai: I think that for the sake of being cautious based on past experience, I prefer not to give any assumption or a prediction right now. We only started commercial deliveries about four weeks ago. And I think we should wait another quarter or two, until we will be able to provide a better visibility. And I’m sure that we’re going to do it together with the guidance to be able to provide for 2008.

Angela Woodall: OK. That’s fair. Thank you.

Male: Thank you.

Operator: And at this time, we have no further questions. I’d like to turn the conference back over to Mr. Homi Shamir for any additional or closing remarks.

Homi Shamir: Thanks again for joining us today. Before we go I would like to mention that next Tuesday, Yuval will be presenting at CIBC Healthcare conference in New York. And we invite all of you to listen to the Webcast of his presentation. Thank you very much.

Operator: Once again, ladies and gentlemen, this will conclude today’s conference. We thank you for your participation. You may now disconnect.

END